EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Command Center, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on April 18, 2019.

Hire Quest Holdings, LLC

By:	/s/ Richard Hermanns
Name:	Richard Hermanns
Title:	President and Chief Executive Officer

/s/ Richard Hermanns
Richard Hermanns

/s/ John McAnnar
John McAnnar